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                              June 2, 2022

       Rafael Lizardi
       Chief Financial Officer
       Texas Instruments Inc.
       12500 TI Boulevard
       Dallas, Texas 75243

                                                        Re: Texas Instruments
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 4,
2022
                                                            File No. 001-03761

       Dear Mr. Lizardi:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       General

   1. We note that you provided more expansive disclosure in your Corporate Citizenship
                                                        Report (   CCR   ) and
on your website than you provided in your SEC filings. Please advise us what
consideration you gave to providing the same type of climate-related disclosure in your SEC
filings as you provided in your CCR and on your website.
       Risk Factors, page 9

   2. Disclose the material effects of transition risks related to climate change that may affect your business,
financial condition, and results of operations, such as policy and regulatory changes that could
impose operational and compliance burdens, market trends that may alter business
opportunities, credit risks, or technological changes. For example, your
                                                        CCR appears to identify
300mm advanced analog manufacturing as a technological
                                                        development related to
climate change, noting its lower emissions and energy
 Rafael Lizardi
FirstName  LastNameRafael  Lizardi
Texas Instruments Inc.
Comapany
June 2, 2022NameTexas Instruments Inc.
June 2,
Page 2 2022 Page 2
FirstName LastName
         consumption versus older generation factories.
3. Disclose any material litigation risks related to climate change and explain the potential impact to the company.
Managements Discussion and Analysis of Financial Condition and Results of Operations, page
17

4. It appears you have identified climate-related projects in your CCR, such as energy efficient projects to reduce greenhouse gas emissions. Tell us how you considered providing disclosure regarding past and future capital expenditures for climate-related projects. Include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.
5. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

                decreased demand for goods or services that produce significant greenhouse gas emission or are related to carbon-based energy sources;
                increased demand for goods that result in lower emissions than competing products;
                increased competition to develop innovative new products that result in lower emissions;
                increased demand for generation and transmission of energy from alternative energy courses;
                any anticipated reputational risk resulting from operations or products that produce material greenhouse gas emissions; and
                potential climate-related opportunities, such as the development of semiconductors for use in technologies with lower energy consumption and greenhouse gas emissions.
6. We note your disclosure that climate change might exacerbate natural occurrences such as severe weather or cause natural disasters to occur with greater frequency. Please discuss the physical effects of climate events on your operations and results, such as weather-
         related damages to your property or operations, and weather-related impacts on the cost or availability of insurance. Include quantitative information with your response for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods. In addition, please discuss the potential for indirect weather-
         related impacts that have affected or may affect your major customers or suppliers.
7. We note your disclosure on page 12 regarding the potential costs of compliance with laws and regulations, including those relating to the environment and climate change. Tell us about and quantify any compliance costs related to climate change for each of the periods covered by your Form 10-K and explain whether increased amounts are expected to be incurred in future periods.
8. If material, please provide disclosure about any purchase or sale of carbon credits or
 Rafael Lizardi
Texas Instruments Inc.
June 2, 2022
Page 3
         offsets and any material effects on your business, financial condition, and results of operations. Include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any questions.



FirstName LastNameRafael Lizardi                            Sincerely,
Comapany NameTexas Instruments Inc.
                                                            Division of
Corporation Finance
June 2, 2022 Page 3                                         Office of
Manufacturing
FirstName LastName